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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period March 2, 2004

SANPAOLO IMI S.p.A.
(Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

SANPAOLO IMI

SANPAOLO IMI: called the ordinary Shareholders' Meeting
for 28 and 29 April (first and second call)

        Turin, 2 March 2004—The Board of Directors of SANPAOLO IMI met today and called the ordinary Shareholders' Meeting for 28 and 29 April (first and second call) to deliberate on the financial statements for 2003 and distribution of income.

        The ordinary Shareholders' Meeting will also be asked to deliberate on the nomination of the members of the Board of Directors and Chairman for the period 2004–2006 and their remuneration. The ordinary Shareholders' Meeting will also pronounce upon the appointment of auditors of the annual financial statements, the half-year report and the Annual Report on Form 20-F for the period 2004–2006, authorisation for the purchase and sale of own shares and the nomination of a Supplementary Auditor, pursuant to Article 2401 of the Italian Civil Code.

        Dean Quinn (+39 011 5552593) Damiano Accattoli (+39 011 5553590) Alessia Allemani (+39 011 5556147) Andrea Filtri (+39 011 5556965) Cristina Montarolo (+39 011 5555907) Anna Monticelli (+39 011 5552526)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.
Date: March 2, 2004	By:	/s/ GIORGIO SPRIANO
	Name:	Giorgio Spriano
	Title:	Head of Company Secretariat

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SANPAOLO IMI
SIGNATURES